Old Second Bancorp, Inc.

37 South River Street

Aurora, Illinois 60506

March 31, 2014

VIA EDGAR

Securities Exchange Commission

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:  Michael Clampitt

Re:                             Old Second Bancorp, Inc.

Request for Acceleration of Effectiveness of

Registration Statement on Form S-1 (File No. 333-193424)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933 (the “Securities Act”), Old Second Bancorp, Inc., a Delaware corporation (the “Company”), respectfully requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated by the Securities and Exchange Commission (the “Commission”) so that the Registration Statement, as then amended, will become effective under the Securities Act at 1:00 p.m. (Eastern Standard Time) on Thursday, April 3, 2014, as soon as practicable thereafter or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Commission.

The undersigned officer of the Company, on behalf of the Company, acknowledges that:

•                                    should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                    the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                    the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Robert M. Fleetwood at (312) 629-7329 or Gregory V. Demo at (312) 629-5182, both of Barack Ferrazzano Kirschbaum & Nagelberg LLP, and that such effectiveness also be confirmed in writing.

Very truly yours,

/s/ J. Douglas Cheatham
J. Douglas Cheatham
Executive Vice President and Chief Financial Officer

cc:	Mr. Robert M. Fleetwood
Mr. Gregory V. Demo
Barack Ferrazzano Kirschbaum & Nagelberg LLP
200 West Madison Street, Suite 3900
Chicago, Illinois 60606